Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF CEAPRO FOR THE TWO YEARS ENDED DECEMBER 31, 2023 AND 2022

The MD&A provides commentary on the results of operations for the year ended December 31, 2023, and 2022, the financial position as at December 31, 2023 and 2022, and the outlook of Ceapro Inc. (“Ceapro” and “the Company”) based on information available as at April 24, 2024. The following information should be read in conjunction with the audited consolidated financial statements as at December 31, 2023, and related notes thereto, as well as the audited consolidated financial statements for the year ended December 31, 2022, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards), and the Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2022. All comparative percentages are between the periods ended December 31, 2023 and 2022 and all dollar amounts are expressed in Canadian currency, unless otherwise noted. Additional information about Ceapro can be found on SEDAR+ at www.sedarplus.ca.

Forward-looking Statements

This MD&A offers our assessment of Ceapro’s future plans and operations as at April 24, 2024 and contains forward-looking statements. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. By their nature, forward-looking statements are subject to numerous risks and uncertainties, including those discussed below. Readers are cautioned that the assumptions used in the preparation of forward-looking information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Actual results, performance, or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. No assurance can be given that any of the events anticipated will transpire or occur, or if any of them do so, what benefits Ceapro will derive from them. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise unless required by law.

Vision, Core Business, and Strategy

Ceapro and its wholly-owned subsidiary JuventeDC Inc. (Juvente) are incorporated under the Canada Business Corporations Act. Ceapro (P.E.I.) Inc. is a wholly-owned subsidiary incorporated in Prince Edward Island.

Ceapro is a growth stage biotechnology company. Our primary business activities relate to the development and commercialization of natural products for personal care, cosmetic, human, and animal health industries using proprietary technology, natural, renewable resources, and developing innovative products, technologies, and delivery systems.

Our products include:

●	A commercial line of natural active ingredients, including beta glucan, avenanthramides (colloidal oat extract), oat powder, oat oil, oat peptides, and lupin peptides, which are marketed to the personal care, cosmetic, medical, and animal health industries through our distribution partners and direct sales;

●	A commercial line of natural anti-aging skincare products, utilizing active ingredients including beta glucan and avenanthramides, which are marketed to the cosmeceuticals market through our wholly-owned subsidiary, JuventeDC Inc.; and

●	Veterinary therapeutic products, including an oat shampoo, an ear cleanser, and a dermal complex/conditioner, which are manufactured and marketed to veterinarians in Japan and Asia.

B-1

Other products and technologies are currently in the research and development or pre-commercial stage. These technologies include:

●	A potential platform using our beta glucan formulations to deliver compounds used for treatments in both personal and healthcare sectors;

●	A variety of novel enabling technologies including Pressurized Gas eXpanded drying technology which is currently being tested on oat beta glucan but may have application for multiple classes of compounds; and

●	The development of new technologies to increase the content of avenanthramides to high levels to enable new innovative products to be introduced to new markets including functional foods, nutraceuticals, and botanical drugs.

Our vision is to be a global leader in developing and commercializing products for the human and animal health markets through the use of proprietary technologies and renewable resources. We act as innovator, advanced processor, and formulator in the development of new products. We deliver our technology to the market through distribution partnerships and direct sales efforts. Our strategic focus is in:

●	Identifying unique plant sources and technologies capable of generating novel active natural products;

●	Increasing sales and expanding markets for our current active ingredients;

●	Developing and marketing additional high-value proprietary therapeutic natural products;

●	Developing and improving manufacturing technologies to ensure efficiencies; and

●	Advancing new partnerships and strategic alliances to develop new commercial active ingredients with various formulations to expand our markets.

As a knowledge-based enterprise, we will also expand and strengthen our patent portfolio and build the necessary infrastructure to become a global biopharmaceutical company.

Our business growth depends on our ability to access global markets through distribution partnerships. Our marketing strategy emphasizes providing technical support to our distributors and their customers to maximize the value of our technology and product utilization. Our vision and business strategy are supported by our commitment to the following core values:

●	Adding value to all aspects of our business;

●	Enhancing the health of humans and animals;

●	Discovering and commercializing new, therapeutic natural ingredients and bioprocessing technologies;

●	Producing the highest quality work possible in products, science, and business; and

●	Developing personnel through guidance, opportunities, and encouragement.

To support these objectives, we believe we have strong intellectual and human capital resources and we are developing a strong base of partnerships and strategic alliances to exploit our technology. The current economic environment provides challenges in obtaining financial resources to fully exploit opportunities. To fund our operations, Ceapro relies upon revenues primarily generated from the sale of active ingredients, and if required, may rely on the proceeds of public and private offerings of equity securities, debentures, government grants and loans, and other investment offerings.

B-2

Plan of Arrangement with Aeterna Zentaris

On December 14, 2023, the Company announced the signing of a definitive agreement to combine operations in an all-stock merger of equals with Aeterna Zentaris (“Aeterna”). Pursuant to the agreement, the transaction will be affected by way of a plan of arrangement in respect of the Company under the Canada Business Corporations Act pursuant to which, at closing, each outstanding Company common share will be exchanged for 0.09439 of an Aeterna common share with the result that the Company will become a wholly-owned subsidiary of Aeterna (the “Transaction”). Additionally, as part of the Transaction, Aeterna will issue to its shareholders immediately prior to the closing of the transaction, 0.47698 of a share purchase warrant (“transaction warrant”) for each Aeterna common share held as of such date. Holders of Aeterna’s currently outstanding warrants will also be issued transaction warrants in accordance with the anti-dilution provisions of such warrants. Each whole transaction warrant will be exercisable to purchase one common share of Aeterna at a nominal exercise price of US$0.01. The Transaction also provides the outstanding options to acquire Company common shares to be replaced by options allowing current holders to acquire common shares of Aeterna on similar terms, as adjusted by the exchange ratio in the transaction. Following the closing of the Transaction, the former shareholders of the Company will own 50% of the combined entity of Aeterna and the Company and the pre-transaction securityholders of Aeterna will own the remaining 50%, assuming the exercise of all transaction warrants. The Company is expected to be the accounting acquirer.

On March 12, 2024, the securityholders of both companies, Aeterna and the Company, approved the all-stock merger of equals transaction at their respective special meetings.

On March 27, 2024, the Court of King’s Bench of Alberta has issued a final order approving the arrangement described in the previously announced definitive agreement to combine the operations of the Company and Aeterna in an all-stock merger of equals transaction. The parties anticipate completing the transaction in the second quarter of 2024, subject to obtaining all required approvals and satisfying all required conditions.

The combined company is expected to be listed on the Nasdaq and the TSX, subject to the receipt of all necessary approvals.

For additional information with respect to the arrangement and conditions to closing and other terms in the arrangement agreement is available under Ceapro’s profile on SEDAR+ at www.sedarplus.ca

B-3

Results of Operations – Years Ended December 31, 2023, 2022, and 2021

CONSOLIDATED INCOME STATEMENT

$000s except per share data	2023	%	2022	%	2021 Restated	%
Total revenues	9,633	100%	18,840	100%	17,195	100%
Cost of goods sold	5,677	59%	7,822	42%	6,727	39%
Gross margin	3,956	41%	11,018	58%	10,468	61%
Research and product development	2,751	29%	1,789	9%	3,878	23%
General and administration	7,420	77%	3,700	20%	3,240	19%
Sales and marketing	40	0%	30	0%	47	0%
Finance costs	183	2%	185	1%	207	1%
(Loss) income from operations	(6,438)	-67%	5,314	28%	3,096	18%
Other income	(533)	-6%	(463)	-2%	(202)	-1%
(Loss) Income before taxes	(5,905)	-61%	5,777	31%	3,298	19%
Income tax (benefit) expense	(1,195)	-12%	1,379	7%	(67)	0%
Net (loss) income	(4,710)	-49%	4,398	23%	3,365	20%
Basic net (loss) income per common share	(0.06)		0.06		0.04
Diluted net (loss) income per common share	(0.06)		0.06		0.04

The following sections discuss the consolidated results from operations.

RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

During the year ended December 31, 2022, the Company conducted a detailed evaluation of the manufacturing process of its extraction facility in Edmonton in order to assess the appropriateness of the accounting estimates used to assign the costs of conversion of inventories from the raw materials stage through to the finished goods stage for the valuation of inventories.

Pursuant to the completion of the analysis, the Company changed its method of assigning the costs of conversion to ensure the valuation of inventory incorporates the costs of conversion more appropriately through the different stages of production for the multiple products produced at the facility. The change will also allow for more appropriate valuation of future products currently under development. In applying the change to the method of assigning conversion costs, the Company determined that more costs of conversion should have been allocated to the work in progress inventories and less to cost of goods sold at December 31, 2021. As a result, the Company retrospectively restated the consolidated financial statements for the year ended December 31, 2021.

B-4

Revenue

	Year Ended			Quarter Ended
	December 31,			December 31,
$000s	2023	2022	Change	2023	2022	Change
Total revenues	9,633	18,840	-49%	1,650	3,322	-50%

Revenue for the year ended December 31, 2023, decreased by approximately $9,207,000 or 49% as compared to the year 2022. The decrease in revenue was driven by an overall decrease in sales volumes of 55% compared to the prior year, which was primarily due to lower sales of the Company’s flagship products, avenanthramides, beta glucan, as well as lower sales of oat oil. While avenanthramides sales were mostly affected in USA, the decrease in sales for beta glucan was mostly attributable to the ongoing postponement of orders from a major customer in China. The lower sales revenue was partially offset by a slightly higher U.S. dollar value relative to the Canadian dollar compared to the prior year which positively impacted revenue by approximately $417,000.

The Company revenues have been significantly impacted by the re-organization associated with the spinoff of the consumer division of one major customer, which resulted in lag of new ordering. In the first quarter of 2024, the customer has resumed ordering from Ceapro.

Revenue for the fourth quarter was lower than the comparative quarter in 2022 by approximately $1,672,000 or 50%. The decrease was primarily due to the same reasons noted in the current year.

Expenses

COST OF GOODS SOLD AND GROSS MARGIN

	Year Ended			Quarter Ended
	December 31,			December 31,
$000s	2023	2022	Change	2023	2022	Change
Sales	9,633	18,840	-49%	1,650	3,322	-50%
Cost of goods sold	5,677	7,822	-27%	1,451	2,118	-31%
Gross margin	3,956	11,018	-64%	199	1,204	-83%
Gross margin %	41%	58%		12%	36%

Cost of goods sold is comprised of direct raw materials required for the specific formulation of products, as well as an allocation of overhead costs including direct labour, quality assurance and control, packaging, transportation costs, plant costs, and amortization of property and equipment.

During the year ended December 31, 2023, revenue decreased by approximately 49% while cost of goods sold only decreased by 27%. This resulted to a gross margin of 41% in 2023 compared to 58% in the prior year.

B-5

The decrease in gross margin is attributed to several factors for the year ended December 31, 2023. Firstly, prices paid for raw materials used to produce avenanthramides, the Company’s highest volume sales product, increased significantly. Second, the unallocated fixed overhead expenses charged directly to cost of goods sold were 21% lower than prior year which offset the higher cost of raw material used to produce avenanthramides. Lastly, the finished goods were produced using concentrate manufactured from lower yielding grains compared to the exceptional high-quality grain used to manufacture the finished goods in the prior year. The output of finished goods from the same amount of concentrate generated from the higher yielding grain was nearly double when compared to the output that was produced from concentrate generated from current grain. As the result, there is a higher cost of production.

During the fourth quarter of 2023, revenue decreased by 50% and cost of sales only decreased by 31% which resulted in a significant decrease in the gross margin percentage from 36% in the comparison quarter to 12% in the current quarter.

A notable reason for the decreased gross margin in the current fourth quarter was also due to necessary re-adjustment of avenanthramides concentration levels for products held at our partner’s warehouses.

The reduced demand for products in the fourth quarter also resulted in higher unallocated fixed overhead expenses, which have been reflected in cost of goods sold. As the result, the gross margin is lower.

RESEARCH AND PRODUCT DEVELOPMENT

	Year Ended			Quarter Ended
	December 31,			December 31,
$000s	2023	2022	Change	2023	2022	Change
Salaries and benefits	1,203	828		347	240
Regulatory and patents	184	159		10	44
Clinical study - avenanthramides	775	392		279	85
Other	589	410		30	206
Total research and product development expenditures	2,751	1,789	54%	666	575	16%

For the year ended December 31, 2023, research and development expenses have increased by $962,000 or 54% primarily due to the Phase 1-2a clinical study with avenanthramides, development of other projects and research and development salaries expense.

Research and development salaries expense is presented net of grant funding. The salaries expense is higher in current year and the fourth quarter compared to the prior comparative period primarily due to approximately $406,000 higher grant funding received in the prior year compared to the current year and $83,000 higher grant funding received in the prior fourth quarter compared to the current fourth quarter. The grant program was completed in the first quarter of 2023, so no further funding was received during the remainder of the year. The increase in salaries and benefits expense for both the fourth quarter and current year are also partially due to higher share-based payment expense from granting of stock options to employees in 2023 and the training of additional employees on PGX processes this quarter.

Regulatory and patents expense will vary from period to period based on the timing of filings and maintenance payments. In the current year a significant portion of the patent expenses have already been incurred whereas in the prior year there was a large patent expense incurred in the fourth quarter. Regulatory and patent expense is higher in the current year, but a significant portion of the increase can be attributable to timing differences.

Expenditures relating to the new clinical study on avenanthramides were higher in the current year and the fourth quarter due to additional fees paid to the Montreal Heart Institute for phase 1-2a clinical trial which commenced subject enrollment and dosing in December 2023.

Expenditures on other projects for the current year is higher than the prior year primarily due to a) the initiation of a new study with the Angiogenesis Foundation to investigate additional features of bioactivity to define functions of our active ingredients at the tissue and cell-specific level; b) additional expenditures related to the development of new powder formulations for oral administration of the Company’s active ingredients, and c) additional expenditures on the development of the Company’s in-licensed malting technology to increase the concentration of avenanthramides in oats.

B-6

GENERAL AND ADMINISTRATION

	Year Ended			Quarter Ended
	December 31,			December 31,
$000s	2023	2022	Change	2023	2022	Change
Salaries and benefits	1,565	1,127		386	308
Consulting	560	560		120	120
Business Development Consulting	62	-		62	-
Licensing activities	30	176		-	43
Board of Directors compensation	931	357		235	103
Insurance	229	209		46	56
Accounting and audit fees	254	110		90	17
Rent	75	72		20	18
Public company costs	349	314		79	64
Travel	85	108		21	64
Depreciation and amortization	392	369		101	112
Legal	2,547	27		1,051	7
Other	341	271		90	81
Total general and administration expenses	7,420	3,700	101%	2,301	993	132%

General and administration expenses for the year ended December 31, 2023, increased by $3,720,000 or 101% from the prior year primarily due to an increase in legal fees, Board of Directors compensation, salaries and benefits, accounting and audit fees, and business development consulting fees. These increases were offset partially by a decrease in licensing activities expense as the Company cancelled an engagement with an international consulting company.

During the fourth quarter, general and administration expense increased by $1,308,000 or 132% over the comparative period primarily due to the same reasons noted for the current year.

Salaries and benefits expense increased in both the current year and the fourth quarter mostly due to the hiring of a senior VP of technical operations in the second quarter of the current year. Associated recruitment fees and an increase in share-based payment expense relating to the granting of stock options to this new employee also contributed to the increase in salaries. These increases were partially offset by the retirement of the general manager of the Company’s subsidiary, Juvente at the end of the second quarter.

Corporate business development consulting expense increased in both the current year and the fourth quarter primarily due to consulting fees related to the strategic planning and expected restructuring of the new company following the announcement of merger of equals between the Company and Aeterna Zentaris Inc.

Board of Directors compensation expense also increased significantly in both the current year and the fourth quarter from the comparative period. As directors fees had not been adjusted for the last 10 years, an increase in director base compensation fees was initiated late in the second quarter in the prior year in order to better realign the compensation to market as well as to compensate for an increased workload. Board of Director fees also were higher due to a higher share-based payment expense relating to the granting of stock options in January 2023.

The primary reason for the increase in Board of Director fees is related to the Company’s objective to focus on value creation and growth of the Company. In line with this objective, in the current year and the fourth quarter, directors were fully engaged with merger of equal activities between the Company and Aeterna Zentaris Inc.

B-7

Accounting and audit fees increased in both the current year and the fourth quarter from the comparative period, primarily due to higher audit fees from 2022 and from engaging the auditor to perform an interim review on the second and third quarters for purposes related to the contemplated merger of equals transaction between the Company and Aeterna Zentaris Inc.

The legal fees increased in both the current year and the fourth quarter primarily due to the payment made to the external legal counsel related to the contemplated merger of equals transaction between the Company and Aeterna Zentaris Inc.

SALES AND MARKETING

	Year Ended			Quarter Ended
	December 31,			December 31,
$000s	2023	2022	Change	2023	2022	Change
Courses, conferences & advertising	40	30		7	9
Total sales and marketing	40	30	33%	7	9	-22%

Sales and marketing expense for the current year increased by $10,000 or 33% from the comparative period. During the fourth quarter, sales and marketing expense decreased by $2,000 or 22% from the comparative period.

The Company’s primary marketing strategy is to sell mostly though a distribution network instead of selling directly to end-users and as a result sales and marketing expenses are negligible.

The expenses incurred in the comparative periods primarily relate to the Company’s subsidiary, Juvente, which has not been focusing on these activities as sales have been primarily restricted to website sales since the start of the COVID-19 pandemic. The expenses incurred in the current year relate to both the Company and its subsidiary and have increased due to trade shows and conferences attendance.

FINANCE COSTS

	Year Ended			Quarter Ended
	December 31,			December 31,
$000s	2023	2022	Change	2023	2022	Change
Interest on lease liabilities	128	130		30	33
Royalties	55	55		-	-
Total finance costs	183	185	-1%	30	33	-9%

Finance costs for the current year decrease by $2,000 or 1% from the comparative period. During the fourth quarter, finance costs decreased by $3,000 or 9% from the comparative period.

The decrease is attributable to lower interest on the lease liabilities as the principal portion of the lease liabilities is lower from ongoing repayment.

B-8

OTHER INCOME

	Year Ended			Quarter Ended
	December 31,			December 31,
$000s	2023	2022	Change	2023	2022	Change
Foreign exchange loss (gain)	32	(282)		37	68
Other income	(436)	(93)		(92)	(103)
Recognition of investment tax credits	(129)	(88)		(129)	(88)
Total other income	(533)	(463)	15%	(184)	(123)	50%

Other income increased by $70,000 or 15% from comparative period. During the fourth quarter, other income increased by $61,000 or 50% from the comparative period. The increase was primarily due to an increase in other income, recognition of higher investment tax credits and offset by foreign exchange loss.

Other (income) expense increases in the current year and the fourth quarter from comparative period are primarily due to interest income from carrying a higher cash and cash equivalents balance and higher interest rates compared to the prior periods. This interest income was offset slightly by other expenses which include some residual plant relocation costs, including storage, and additional rent related to undeveloped bays in the current facility for which construction has not yet commenced.

The increase in investment tax credits, generated from qualifying scientific research and development expenditures, for the current year and the fourth quarter are primarily due to a higher investment tax credit receivable being set up in the current year and fourth quarter compared to the prior year or quarter. The tax credits have been recognized in other income instead of offsetting research and development expenses as they relate to a prior period.

The Company’s foreign exchange losses and gains are primarily due to the translation of US dollar denominated accounts receivable and accounts payable balances, and from the timing of the realization of these balances. Foreign exchange will fluctuate between quarters due to fluctuations between the US dollar and the Canadian dollar. In the year ended December 31, 2023, and the fourth quarter, there was an insignificant foreign exchange loss due to the weakening of the US dollar. In 2022 there was an overall foreign exchange gain during the year due to the significant strengthening of the US dollar against the Canadian dollar, which was offset by the weakening of the US dollar in the fourth quarter.

DEPRECIATION AND AMORTIZATION EXPENSE

In the year ended December 31, 2023, the total depreciation and amortization expense was $1,947,000 which was slightly higher than an expense of $1,911,000 in 2022. The expense was allocated as follows: $393,000 to general and administration expense (2022 - $369,000), $821,000 to inventory (2022 - $688,000) and $733,000 to cost of goods sold (2022 - $854,000).

The increase overall is primarily due to amortization on a new leased building that was entered in November 2022.

B-9

Quarterly Information

The following selected financial information is derived from Ceapro’s unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months. All amounts shown are in Canadian currency.

$000s except per share data	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues	1,650	2,619	1,869	3,495	3,323	3,845	5,500	6,172
Net income (loss)	(2,131)	(1,040)	(1,154)	(385)	(231)	1,010	1,806	1,813
Basic net income (loss) per common share	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$0.02	$0.02	$0.02
Diluted net income (loss) per common share	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$0.02	$0.02	$0.02

Ceapro’s quarterly sales and results primarily fluctuate due to variations in the timing of customer orders, different product mixes, and changes in the optimal use of our capacity to manufacture products.

Significant New Accounting Standards

There were no new standards that became effective for periods beginning on or after January 1, 2023, that have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2023.

New standards and amendments to existing standards have been published by the International Accounting Standards Board that are not yet effective. These standards are not expected to be relevant or material to the Company.

Liquidity and Capital Resources

CAPITAL EMPLOYED

$000s	December 31, 2023	December 31, 2022
Non-current assets	16,599	17,146
Current assets	14,847	20,588
Current liabilities	(1,739)	(2,100)
Total assets less current liabilities	29,707	35,634

Non-current liabilities	1,852	3,345
Shareholders’ equity	27,855	32,289
Total capital employed	29,707	35,634

Non-current assets decreased by $547,000, primarily due to depreciation provision of $1,944,000 and an amortization on licenses of $3,000, which was offset by acquisition of $1,164,000 of property and equipment.

B-10

Current assets decreased by $5,741,000 primarily due to a net decrease in cash during the year of $4,967,000, a decrease in trade and other receivables in the amount of $2,653,000, offset by an increase in inventories of $1,552,000 and an increase in prepaid expenses and deposits of $175,000.

Current liabilities decreased by $361,000 due to a decrease in accounts payable and accrued liabilities of $388,000 offset partially by an increase in the current portion of lease liabilities of $25,000.

Non-current liabilities decreased by $1,493,000 primarily due to the ongoing repayment of lease liabilities and reallocation of current portion of the lease liabilities in the amount of $397,000, and the reduction of deferred tax liabilities of $1,096,000 on the Company’s income tax provision.

Shareholders’ equity decreased by $4,434,000 primarily due to the recognition of a net loss of $4,710,000 for the year ended December 31, 2023, offset by the recognition of share-based payment compensation of $259,000 and the issuance of shares from the exercise of stock options of $17,000.

SOURCES AND USES OF CASH

The following table outlines our sources and uses of funds during the years ended December 31, 2023, and 2022.

	Year Ended December 31,
$000s	2023	2022
Sources of funds:
Funds generated from operations adjusted for non-cash items	-	7,908
Changes in non-cash working capital items relating to operating activities	76	-
Share issuance	17	81
	93	7,989
Uses of funds:
Funds used in operations adjusted for non-cash items	(3,571)	-
Purchase of property and equipment	(981)	(389)
Changes in non-cash working capital items relating to operating activities	-	(1,141)
Interest paid	(128)	(130)
Repayment of lease liabilities	(370)	(299)
Increase in restricted cash	(10)	-
	(5,060)	(1,959)
Net change in cash flows	(4,967)	6,030

Net change in cash flow was a decrease of $4,967,000 for the year ended December 31, 2023, in comparison with an increase of $6,030,000 for the comparative period. Cash was used in operations in the amount of $3,495,000 (after adjustment for non-cash items and working capital items relating to operating activities) in the current year compared to cash being generated in the comparative period in the amount of $6,767,000.

This was primarily due to a decrease in sales in the current period along with an increase in general and administration expenditures and increased investment in research and development.

B-11

The Company has a positive working capital balance (defined as current assets less current liabilities) of $13,108,590 at December 31,2023 (December 31, 2022, $18,487,442). The Company estimates that the cash available on hand as well as cash available through other sources will be sufficient to finance its operating expenses, maintain capital investment, and service debt needs. However, the Company has several ongoing research and development projects, planned upcoming clinical trials, planned upscaling of a PGX pilot unit, and planned installation of a new ethanol recovery system. The management will have to prioritize expenditures on those projects that are in line with our stated objectives to develop new product applications and expand to the nutraceutical sector which we consider will provide the most beneficial outcome and value to our shareholders.

To meet future requirements, Ceapro may raise additional cash through some or all of the following methods: public or private equity or debt financing, income offerings, collaborative and licensing agreements, potential strategic alliances with partners, government programs, and other sources. There can be no assurance that the Company will be able to access capital when needed. The ability to generate new cash will depend on external factors, many beyond the Company’s control, as outlined in the Risks and Uncertainties section. Should sufficient capital not be raised, Ceapro may have to delay, reduce the scope of, eliminate, or divest one or more of its discovery, research, or development technology or programs, any of which could impair the value of the business.

Total common shares issued and outstanding as at April 24, 2024, were 78,293,177. In addition, 2,878,666 stock options as of April 24, 2024, were outstanding that may potentially convert into an equal number of common shares at various prices.

GRANT FUNDING

During the year ended December 31, 2021, the Company entered into a contribution agreement with the National Research Council of Canada’s Industrial Research Assistance Program (NRC-IRAP) for non-repayable funding of up to a maximum $480,000 for costs incurred on the design of a pharmaceutical PGX processing unit, impregnation unit, and spray chamber unit for the Company’s PGX Technology with the aim to boost the innovation capacity of the technology towards pharmaceutical applications. During the year ended December 31, 2021, the Company recognized $57,651 of funding which was recorded as a reduction of research and development expenses, of which $24,832 was included in other receivables at year-end.

During the year ended December 31, 2022, the Company recognized $409,574 of funding which has been recorded as a reduction of research and development expenses, of which $22,293 has been included in other receivables at year-end.

During the year ended December 31, 2023, the Company received a final payment of $3,655 which was recorded as a reduction of research and development expenses and the project was completed as of March 31, 2023.

Related Party Transactions

During the year ended December 31, 2023, the Company paid key management salaries, short-term benefits, consulting fees, and director fees totaling $1,814,000 (2022 - $1,263,000), share-based payments expense for key management personnel was $164,000 (2022 - $58,000) and research and development expenditures paid to the Angiogenesis Foundation for which a director of the Company is the CEO of the Foundation were $271,000 (2022 - $136,000).

These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

B-12

Commitments and Contingencies

(a) During the year ended December 31, 2012, the Company entered into a licence agreement for a new technology to increase the concentration of avenanthramides in oats. The Company shall pay an annual royalty percentage rate of 2% of sales, payable every January 1st and July 1st, subject to a minimum annual royalty payment according to the schedule below:

Year	Amount
2017	nil
2018	$12,500
2019	$37,500
2020	$50,000
2021	$50,000

And $50,000 each year thereafter while the licence agreement remains in force. The agreements remain in force until the patents expire or are abandoned.

The licence agreement for the use of the intellectual property requires future royalty payments based on specific sales and is an executory contract. The licence agreement also does not represent an onerous contract. On this basis, upfront payments required to enter into the agreement are capitalized as a licence asset and all royalty payments under the agreement are recognized as they become due.

(b) During the year ended December 31, 2014, the Company entered into a licence agreement with the University of Alberta for the rights to an enabling pressurized gas expanded PGX technology that would allow the development, production, and commercialization of powder formulations that could be used as active ingredients.

In accordance with the agreement and as amended on February 2, 2015, the Company shall pay the following royalties, payable on a semi-annual basis:

(a) a royalty of 3.5% of net sales generated from the field of pharmaceuticals;

(b) a royalty of 3.0% of net sales generated from the field of nutraceuticals;

(c) a royalty of 2.75% of net sales generated from the field of cosmetics;

(d) a royalty of 1.0% of net sales generated from the field of functional foods; and

(e) a royalty of 3.0% of net sales generated from other fields.

The Company shall pay a minimum annual advance on earned royalties of $5,000 commencing March 1, 2017 and every year thereafter while the licence agreement remains in force.

The licence agreement for the use of the intellectual property requires future royalty payments based on specific sales and is an executory contract. The licence agreement also does not represent an onerous contract. On this basis, upfront payments required to enter into the agreement are capitalized as a licence asset and all royalty payments under the agreement are recognized as they become due.

Outlook

While the base business has been significantly impacted during the year 2023 due to various economic factors and organizational changes in one major customer, we are pleased that this customer has placed some orders in the first quarter of 2024. While we expect renewed growth with our active ingredients base business, we will continue to focus our efforts in expanding our business model towards nutraceutical and pharmaceutical sectors through the development of new products and technologies as exemplified with the ongoing Phase 1-2a clinical trial with Avenanthramides and the well advanced 50 L scale-up of the PGX Technology for the development of yeast beta glucan as an immune modulator. Subject to the closing and successful integration of the merger with Aeterna Zentaris, the Company expects to complete these projects using cash in hands while continuing to assess different market initiatives to bring new business and unlock value.

B-13

Financial Instruments

The Company has exposure to financial instrument risks and this section provides disclosures relating to the nature and extent of our exposure to risks arising from financial instruments and how we manage those risks.

a) Credit risk

Trade and other receivables

The Company makes sales to distributors that are well-established within their respective industries. Based on previous experience, the counterparties had zero default rates and management views this risk as minimal. Approximately 40% of trade receivables are due from one distributor at December 31, 2023 (December 31, 2022 – 93% from one distributor). This main distributor is considered to have good credit quality and historically has had a high quality credit rating. The majority of the Company’s sales are invoiced on standard commercial terms of 30 days.

The aging of trade receivables is as follows:

	December 31,	December 31,
	2023	2022
	$	$
Not yet due	117,264	1,567,892
Less than 30 days past due	50,031	1,226,880
Less than 60 days past due, more than 30 days past due	-	25,528
More than 60 days past due	-	-
Total	167,295	2,820,300

The Company has not assessed any trade receivables past due as impaired.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure expected credit losses, trade receivables are grouped based on shared credit risk characteristics and days past due. The expected loss rates for trade receivables are determined on a combined company-wide basis based upon the Company’s historic default rates over the expected life of trade receivables adjusted for forward-looking estimates. The expected credit losses calculated for December 31, 2023 and December 31, 2022 are not significant and have not been recognized.

Other receivables can represent amounts due for research program claims, government funding claims, government goods and services taxes, and scientific and research tax credits. The collectability risk is deemed to be low because of the good quality credit rating of the counterparties.

Cash and restricted cash

The Company has cash in the amount of $8,843,742 at December 31, 2023 (December 31, 2022 - $13,810,998) and restricted cash in the amount of $10,000 at December 31, 2023 (December 31, 2022 - $nil) and mitigates its exposure to credit risk on its cash balances by maintaining its bank accounts with Canadian Chartered Banks and investing in low risk, high liquidity investments.

There are no impaired financial assets. The maximum exposure to credit risk is the carrying amount of the Company’s trade and other receivables and cash and restricted cash. The Company does not hold any collateral as security.

B-14

b) Liquidity risk

In meeting its financial obligations, the Company may be exposed to liquidity risks if it is unable to collect its trade and other receivables balances in a timely manner, which could in turn impact the Company’s long-term ability to meet commitments under its current facilities. In order to manage this liquidity risk, the Company regularly reviews its aged trade receivables listing to ensure prompt collections. There is no assurance that the Company will obtain sufficient funding to execute its strategic business plan.

The following is the contractual maturity of the Company’s financial liabilities and obligations at December 31, 2023 and 2022:

December 31, 2023

	within 1 year	1 to 3 years	3 to 5 years	over 5 years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	1,342,156	-	-	-	1,342,156

December 31, 2022

	within 1 year	1 to 3 years	3 to 5 years	over 5 years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	1,730,377	-	-	-	1,730,377

c) Market risk

Market risk is comprised of interest rate risk, foreign currency risk, and other price risk. The Company’s exposure to market risk is as follows:

1.	Foreign currency risk

Foreign currency risk arises from the fluctuations in foreign exchange rates and the degree of volatility of these rates relative to the Canadian dollar.

The following table summarizes the impact of a 1% change in the foreign exchange rates of the Canadian dollar against the US dollar (USD) on the financial assets and liabilities of the Company. The amounts have been translated based on the exchange rate at December 31, 2023 and 2022.

December 31, 2023		Foreign Exchange Risk (CDN)
		-1%	+1%
	Carrying Amount (USD)	Net Income and Equity	Net Income and Equity
Financial assets
Trade receivables	125,485	1,660	(1,660)

Financial liabilities
Accounts payable and accrued liabilities	56,153	(743)	743
Total increase (decrease)		917	(917)

B-15

December 31, 2022		Foreign Exchange Risk (CDN)
		-1%	+1%
	Carrying Amount (USD)	Net Income and Equity	Net Income and Equity
Financial assets
Trade receivables	2,080,998	26,816	(26,816)

Financial liabilities
Accounts payable and accrued liabilities	969,542	(12,493)	12,493
Total increase (decrease)		14,323	(14,323)

The carrying amount of trade receivables and accounts payable and accrued liabilities in USD represents the Company’s exposure at December 31, 2023 and 2022.

2.	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company has minimal interest rate risk because it has no financial instruments exposed to changes in interest rates except cash.

Risks and Uncertainties

Biotechnology companies are subject to a number of risks and uncertainties inherent in the development of any new technology. General business risks include: uncertainty in product development and related clinical trials and validation studies, the regulatory environment, for example, delays or denial of approvals to market our products, the impact of technological change and competing technologies, the ability to protect and enforce our patent portfolio and intellectual property assets, the availability of capital to finance continued and new product development, and the ability to secure strategic partners for late stage development, marketing, and distribution of our products. The risks and uncertainties described in this MD&A are those we currently believe to be material, but they are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. To the extent possible, we pursue and implement strategies to reduce or mitigate the risks associated with our business.

a) Share price risk

Ceapro’s share price is subject to equity market price risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Company’s business and the technology industry.

There is a risk that future issuance of common shares may result in material dilution of share value, which may lead to further decline in share price. The expectations of securities analysts and major investors about our financial or scientific results, the timing of such results, and future prospects, could also have a significant effect on the future trading price of Ceapro’s shares.

b) Customer reliance

The Company derives over 90% of our sales and related accounts receivable from one distribution partner, Symrise AG, and while we are continually seeking to expand our customer base, we expect this will continue for the foreseeable future. Our future success in our base business cosmeceuticals market is dependent upon the continued demand by this distributor and their underlying customers, and the expansion of our customer base. Any decline in or loss of demand from this distributor or their underlying customers may have a negative impact on our revenues, and an adverse impact on our business, financial condition, and results of operations.

B-16

c) Intellectual property

Ceapro’s success will depend, in part, on its ability to obtain and maintain patents and trademarks and to secure and protect, trade secrets, proprietary technology and manufacturing processes and other intellectual property rights either developed internally or acquired, and to operate without infringing on the proprietary rights of others or have others infringe on its rights. Although Ceapro expends resources and efforts to patent its discoveries and innovations, there can be no assurance that patent applications will result in the issuance of patents or that any patents issued to Ceapro will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. The Company cannot be assured competitors will not independently develop products similar to the Company’s products designed to circumvent exclusive rights granted to the Company.

d) Licences

Ceapro has entered into limited life licence agreements for exclusive rights to new technologies. As part of the licence agreements the Company works to develop and scale up the new technologies with the goal to commercialize the technologies or products derived from the technologies. The development of these new technologies is a costly, complex, and time-consuming process, and the investment in this development often involves a prolonged time period until a return is achieved on the investment. The Company’s ability to successfully develop and scale-up new technologies within the expiry periods of the licence agreements is dependent on a number of key factors such as hiring and retaining employees who have specialized knowledge and expertise pertaining to the development of the technologies, being able to access third party specialists, being able to source key equipment or supplies in a timely manner, and delays in research and development programs related to products derived from the technologies. Commercial success depends on many factors including the degree of innovation of the products developed, access to funding for scale-up opportunities, uncertainties inherent in the regulatory approval processes, delays in manufacturing or marketing arrangements, and sufficient support from strategic partners if applicable. Should the Company not be able to successfully develop and scale-up the technologies within the time frames of the licence agreements it could have an adverse impact on our business and operating results and the share price of our common shares may decline.

e) Research and development programs

Research and development programs may be regarded as uncertain, and the results obtained may not support the anticipated benefits. The development of new formulations, products and treatments may require substantial investment and may take a significant amount of time. Pre-clinical and clinical trial work will be necessary to complete before potential products could be determined to be safe and effective products and before we can obtain regulatory approvals for products to be approved for human use. We may set expectations for the timing of programs and the expected results of those programs throughout the different phases of development, such as for anticipated regulatory submission and approval dates of clinical studies, for the commencement and completion of research programs and clinical studies, for expected results, and for the potential timing of commercialization. However, the timing of these events can vary due to unanticipated delays, unsatisfactory research program or clinical trial results, the ability to manufacture the products at a reasonable cost, the ability to find appropriate partners for further commercialization, and to market successfully. At any stage, we may find it necessary to abandon the development of a potential new formulation, product and treatment and we may need to develop a new business strategy. This may have an adverse effect on our potential revenues and operating results.

f) Loss of key personnel

Ceapro relies on certain key employees whose skills and knowledge are critical to maintaining the Company’s success. Ceapro always strives to identify and retain key employees and always strives to be competitive with compensation and working conditions.

g) Interruption and quality of raw material supply

Interruption of key raw materials could significantly impact operations and our financial position. Interruption of supply could arise from weather-related crop failures or from market shortages. Weather and other growing conditions can also impact crop quality and impact the Company’s profitability. Ceapro attempts to purchase key raw materials well in advance of their anticipated use and is in-licensing technologies from third parties to reduce this risk.

B-17

h) Plan of Arrangement with Aeterna Zentaris

The proposed merger of equals transaction between the Company and Aeterna Zentaris has been agreed to with the expectation that its completion will result in an increase in sustained profitability, cost savings and enhanced growth opportunities. These anticipated benefits will depend in part on the successful integration of the acquired operations. Even if the integration is successful, there can be no assurance that it will result in the realization of the full benefit of any anticipated growth opportunities or costs synergies or that these benefits will be realized within expected time frames. In addition, acquired businesses may have unanticipated liabilities or contingencies.

i) Regulatory compliance

As a natural extract producer, Ceapro is subject to various regulations, and violation of these could limit markets into which we can sell. Ceapro has introduced a range of procedures which will ensure that Ceapro is well prepared for new regulations and obligations that may be required.

j) Cyber security

The Company depends upon the reliability and security of our information technology systems in the normal course of operations. Ceapro is subject to a variety of information technology and systems risks including virus, cyber-attacks, security breach and destruction or interruption of information technology systems. Although the Company has controls and security measures in place that are designed to mitigate these risks, a breach of these measures could occur and result in a loss of material and confidential information and disruption to business activities.

k) Environmental issues

Violations of safety, health, and environmental regulations could limit operations and expose the Company to liability, cost, and reputational impact. In addition to maintaining compliance with national and provincial standards, Ceapro maintains internal safety and health programs.

l) Legal matters

In the normal course of operations, the Company may be subject to a variety of legal proceedings, including commercial, product liability, employment, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, and can cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, and can be very expensive, the results of any such actions may have a material adverse effect on our business, operations, or financial condition.

m) Financial risks

The Company is exposed to various financial risks including, credit risk, foreign currency risk, liquidity risk, and interest rate risk, each of which could have an adverse impact on our business, financial condition, results of operations and cash flows. These risks are further discussed in the Financial Instruments section of this MD&A.

n) Significant accounting estimates and assumptions

Ceapro’s consolidated financial statements are prepared within a framework of IFRS Accounting Standards. The assets, liabilities, revenues, and expenses reported in the consolidated financial statements depend to varying degrees on estimates made by management. An estimate is considered a critical accounting estimate if it requires management to make assumptions about matters that are highly uncertain and if different estimates that could have been used would have a material impact. The significant areas requiring the use of management estimates relate to provisions made for impairment of non-financial assets, inventory valuation, amortization of property and equipment, the recognition and valuation of tax liabilities and tax assets, provisions, the lease term and discount rate used to measure leases, and the assumptions used in determining share-based compensation. These estimates are based on historical experience and reflect certain assumptions about the future that we believe to be both reasonable and conservative. Actual results could differ from those estimates. Ceapro continually evaluates the estimates and assumptions.

o) Fair value and impairment

The Company relies on forecasts and estimates in its evaluation of the fair value of financial instruments and the recoverable amounts of non-financial assets in relation to impairment testing. The accuracy of such forecasts are inherently vulnerable to assumptions related to the timing of future events, the size of anticipated markets, forecasted costs, and the expected growth of sales.

p) Public health crisis

The Company is exposed to risks related to pandemics or epidemics such as the ongoing COVID-19 virus pandemic which, while no longer classified as a public health emergency, remains an ongoing global health issue. The Company could experience disruptions in our raw materials supply chain, in our manufacturing operations, and our shipping activities as a result of quarantines, facility closures, travel and logistics restrictions, and other limitations in connection with this outbreak or future ones. COVID-19 may adversely affect our employees, our operations, our suppliers, and our customers. In addition to the impact on operations, these same disruptions may also adversely affect our research and development partners, research institutions, and laboratories which can negatively impact and delay our research programs. While we would expect this to be temporary, there is uncertainty around the duration of this pandemic, especially considering the variants of the virus that have emerged, and its broader impact. The extent to which the current pandemic or future ones will impact the Company’s results will depend on further developments which are highly uncertain and cannot be predicted with great certainty.

B-18